UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                        POLYMER RESEARCH CORP. OF AMERICA
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                         ------------------------------
                         (Title of Class of Securities)

                                    731785101
                                 --------------
                                 (CUSIP Number)

                                  Carl Horowitz
                                 Irene Horowitz
                                2186 Mill Avenue
                               Brooklyn, NY 11234
           ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications)


           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box / /.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D

CUSIP NO. 731785101
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Carl Horowitz

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) / /

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                        469,718
REPORTING PERSON     -----------------------------------------------------------
WITH                 (8)  SHARED VOTING POWER

                                     228,569
                     -----------------------------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                                     469,718
                     -----------------------------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                                     228,569
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

         698,287 shares

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.7%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------




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CUSIP NO. 731785101
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Irene Horowitz

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) / /

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             183,979
REPORTING PERSON     -----------------------------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          228,569
                     -----------------------------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          183,979
                     -----------------------------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          228,569
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

412,548 shares
--------------------------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.7%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------




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CUSIP NO. 731785101


ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Polymer Research Corp. of America (the "Company"), whose principal executive office is located at 2186 Mill Avenue, Brooklyn, New York 11234.

ITEM 2.  IDENTITY AND BACKGROUND

Carl Horowitz whose address is 2186 Mill Avenue, Brooklyn, New York 11234, is a Co-Founder, and the President, Chief Executive Officer and a Director of the Company. Irene Horowitz whose address is 2186 Mill Avenue, Brooklyn, New York 11234, is Senior Vice President and a Director of the Company.

Neither Mr. or Mrs. Horowitz has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. and Mrs. Horowitz acquired their shares in the following ways: (i) as founder of the Company; (ii) as stock bonuses (in lieu of cash bonuses) from the Company; (iii) through open market purchases; and (iv) from stock dividends. With respect to the shares acquired through open market purchases, the amount paid was approximately $250,000, all of which was derived from personal funds of Mr. and Mrs. Horowitz.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Horowitz is the President, Chief Executive Officer, and a Director of the Company and Mrs. Horowitz is Senior Vice President and a Director of the Company. Mr and Ms. Horowitz are husband and wife. The purchases of the shares by Mr. and Mrs. Horowitz, individually and jointly, reported in this Schedule 13D were made for the purpose of increasing their equity and voting position in the Company and for investment. Due to their positions with the Company and the ownership of an aggregate of 46.4% of the issued and outstanding Common Stock by Mr. and Mrs. Horowitz, they may be deemed to control the Company.



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CUSIP NO. 731785101


Each of Mr. and Mrs. Horowitz intend to review their individual and joint investment in the Company on a continuing basis and, depending on various factors, may in the future take such actions with respect to his or her investment in the Company as he or she deems appropriate in light of the circumstances existing from time to time including, without limitation, purchasing additional shares of Common Stock or disposing of shares of Common Stock of the Company.

Mr. and Mrs. Horowitz have no present plans or proposals to effect one or more of the transactions enumerated in paragraphs
(b) to (j) of ITEM 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of December 31, 2000, Mr. and Mrs. Horowitz owned the number of shares listed below: the percentage of class is computed on the basis of 1,903,000 outstanding shares.

Name                         Number of Shares              % of Class
----                         ----------------              ----------
Carl Horowitz                  469,718                       24.7%
Irene Horowitz                 183,979                        9.7%
Jointly Held                   228,569                       12.0%
                               -------                       -----
                               882,266                        46.4%


(b) Mr. Horowitz has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the 469,718 shares of Common Stock of the Company owned by him and Mrs. Horowitz has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the 183,979 shares of Common Stock of the Company owned by her. Mr. and Mrs. Horowitz share the power to vote or to direct the vote and to dispose of or direct the disposal of the 228,569 shares of Common Stock of the Company owned by them jointly.

(c) During the sixty days preceding and including January 31, 2001, Mr. and Mrs. Horowitz purchased shares of Common Stock of the Company as set forth on
Schedule 1.

(d) No person other than Mr. and Mrs. Horowitz is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of the Company owned by them individually or jointly.

(e) Not Applicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO THE SECURITIES
         OF THE ISSUER

Neither Mr. or Mrs. Horowitz is a party to any contract, arrangement, understanding or relationship with respect to any Common Stock of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Common Stock, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

The parties have entered into an agreement to file a joint Schedule 13D

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following exhibit is attached to this Schedule 13D:

Joint Filing Agreement for Schedule 13D among the Reporting Persons.





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CUSIP NO. 731785101




                        SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001


                                               /s/ Carl Horowitz
                                               ------------------
                                               Carl Horowitz




                                               /s/ Irene Horowitz
                                               ------------------
                                               Irene Horowitz



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CUSIP NO. 731785101


                                                                         Exhibit

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(l)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated February 9, 2001 (including amendments thereto) with respect to the shares of Common Stock of Polymer Research Corp. of America. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.



                                                      /s/ Carl Horowitz
                                                      -----------------
                                                      Carl Horowitz



                                                      /s/ Irene Horowitz
                                                      ------------------
                                                      Irene Horowitz

CUSIP NO. 731785101


                                   Schedule 1

During the sixty days preceding and including January 31, 2001, Mr. and Mrs. Horowitz jointly purchased shares of Common Stock of the Company in open market transactions as follows:

Date                       No. of Shares                   Price Per Share

12/04/00                      1,000                                 $1.00
12/06/00                      2,000                                 $1.00
12/12/00                      2,000                                 $1.00
12/13/00                      2,000                                 $1.00
12/15/00                      2,000                                 $1.125
12/18/00                      5,000                                 $1.125
12/19/00                     10,000                                 $1.00
12/20/00                      5,000                                 $1.00
12/21/00                     10,000                                 $1.125
12/26/00                      5,000                                 $1.125
12/29/00                     10,000                                 $1.125
01/03/01                     10,000                                 $1.1875
01/04/01                     10,000                                 $1.1875
01/05/01                     10,000                                 $1.47
01/10/01                     20,000                                 $1.75
01/11/01                     15,000                                 $2.00
01/16/01                      5,000                                 $2.125
01/17/01                      3,000                                 $2.125
01/18/01                      6,000                                 $2.125